                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             --------------------
                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)


                        Under the Securities Act of 1934

                     Global Light Telecommunications, Inc.

        ---------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                   37934X100
        ---------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
        ---------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this
            Schedule is filed:
               [X] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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--------------------                                    --------------------
CUSIP No. 37934X100             13G                     Page 2 of 14 Pages
--------------------                                    --------------------


1    Name of Reporting Person  Steven A. Van Dyke

     I.R.S. Identification No. of Above Person      Not applicable
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                       (b) [X]

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization
     United States

--------------------------------------------------------------------------------
Number of Shares         5  Sole Voting Power
                            100,400
--------------------------------------------------------------------------------
  Beneficially           6  Shared Voting Power
   Owned by                   2,194,700

--------------------------------------------------------------------------------

 Each Reporting          7  Sole Dispositive Power
                            100,400
--------------------------------------------------------------------------------

  Person With            8  Shared Dispositive Power
                            2,194,700

9   Aggregate Amount Beneficially Owned by Each Reporting Person
    2,295,100
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    8.7%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IN, HC
--------------------------------------------------------------------------------
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--------------------                                    --------------------
CUSIP No. 37934X100             13G                     Page 3 of 14 Pages
--------------------                                    --------------------


1    Name of Reporting Person  Douglas P. Teitelbaum

     I.R.S. Identification No. of Above Person      Not applicable
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                       (b) [X]

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of Shares         5  Sole Voting Power
                            0
--------------------------------------------------------------------------------
  Beneficially           6  Shared Voting Power
   Owned by                   2,194,700

--------------------------------------------------------------------------------

 Each Reporting          7  Sole Dispositive Power
                            0
--------------------------------------------------------------------------------

  Person With            8  Shared Dispositive Power
                            2,194,700

9   Aggregate Amount Beneficially Owned by Each Reporting Person
    2,194,700
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    8.4%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IN, HC
--------------------------------------------------------------------------------
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--------------------                                    --------------------
CUSIP No. 37934X100             13G                     Page 4 of 14 Pages
--------------------                                    --------------------


1    Name of Reporting Person  John D. Stout

     I.R.S. Identification No. of Above Person      Not applicable
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                       (b) [X]

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of Shares         5  Sole Voting Power
                            21,300
--------------------------------------------------------------------------------
  Beneficially           6  Shared Voting Power
   Owned by                   2,194,700

--------------------------------------------------------------------------------

 Each Reporting          7  Sole Dispositive Power
                            21,300
--------------------------------------------------------------------------------

  Person With            8  Shared Dispositive Power
                            2,194,700

9   Aggregate Amount Beneficially Owned by Each Reporting Person
    2,216,000
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    8.4%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IN, HC
--------------------------------------------------------------------------------
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--------------------                                    --------------------
CUSIP No. 37934X100             13G                     Page 5 of 14 Pages
--------------------                                    --------------------


1    Name of Reporting Person  Tower Investment Group, Inc.

     I.R.S. Identification No. of Above Person      59-2924229
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                       (b) [X]

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of Shares         5  Sole Voting Power
                            0
--------------------------------------------------------------------------------
  Beneficially           6  Shared Voting Power
   Owned by                   2,194,700

--------------------------------------------------------------------------------

 Each Reporting          7  Sole Dispositive Power
                            0
--------------------------------------------------------------------------------

  Person With            8  Shared Dispositive Power
                            2,194,700

9   Aggregate Amount Beneficially Owned by Each Reporting Person
    2,194,700
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    8.4%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    HC
--------------------------------------------------------------------------------
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--------------------                                    --------------------
CUSIP No. 37934X100             13G                     Page 6 of 14 Pages
--------------------                                    --------------------


1    Name of Reporting Person  Bay Harbour Management, L.C.

     I.R.S. Identification No. of Above Person      59-3418243
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                       (b) [X]

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of Shares         5  Sole Voting Power
                            0
--------------------------------------------------------------------------------
  Beneficially           6  Shared Voting Power
   Owned by                   2,194,700

--------------------------------------------------------------------------------

 Each Reporting          7  Sole Dispositive Power
                            0
--------------------------------------------------------------------------------

  Person With            8  Shared Dispositive Power
                            2,194,700

9   Aggregate Amount Beneficially Owned by Each Reporting Person
    2,194,700
--------------------------------------------------------------------------------
10  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    8.4%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IA
--------------------------------------------------------------------------------
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--------------------                                    --------------------
CUSIP No. 37934X100             13G                     Page 7 of 14 Pages
--------------------                                    --------------------



Item 1(a)  Name of Issuer

           Global Light Telecommunications, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           West Hastings Street, Suite 1030
           Vancouver, BC V6C 2W2

Item 2(a)  Name of Person(s) Filing:

           Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Mr. Van Dyke"), in his capacity as a stockholder and president of Tower, and Douglas P. Teitelbaum ("Mr. Teitelbaum") and John D. Stout ("Mr. Stout"), in their capacities as stockholders of Tower.

Item 2(b)  Address of Principal Business Office:

           The principal business address of Bay Harbour, Tower and Mr. Van Dyke is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602. Mr. Teitelbaum and Mr. Stout's principal business address is 885 Third Avenue, 34th Floor, New York, NY 10022.

Item 2(c)  Citizenship:

           Bay Harbour - Florida
           Tower - Florida
           Mr. Van Dyke - United States
           Mr. Teitelbaum - United States
           Mr. Stout - United States
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--------------------                                    --------------------
CUSIP No. 37934X100             13G                     Page 8 of 14 Pages
--------------------                                    --------------------


Item 2(d) Title of Class of Securities:

           Common Stock, par value $.01 per share, of Global Telecommunications, Inc. ("GBT Common Stock").

Item 3     The person(s) filing is (are):

           Bay Harbour is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

           Tower is a parent holding company of Bay Harbour.

           Mr. Van Dyke is a "parent holding company" of Bay Harbour.

           Mr. Teitelbaum is a "parent holding company" of Bay Harbour.

           Mr. Stout is a "parent holding company" of Bay Harbour.

Item 4(a)  Amount Beneficially Owned:

           As of December 31, 2000, Bay Harbour may be deemed to be the beneficial owner of 2,194,700 shares of GBT Common Stock as a result of voting and dispositive power that it held with respect to the 2,194,700 shares of GBT Common Stock held for the account of private investment funds and managed accounts.

           As of December 31, 2000, Tower may be deemed to be the beneficial owner of the 2,194,700 shares of GBT Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Tower is the majority stockholder of Bay Harbour.

           As of December 31, 2000, Mr. Van Dyke may be deemed beneficial owner of 2,295,100 shares of GBT Common Stock consisting of (i) 2,194,700 shares of Common Stock deemed to be beneficially owned by Bay
           Harbour as referred to above, and (ii) 100,400 shares of Common Stock beneficially owned by Mr. Van Dyke. Mr. Van Dyke is a stockholder and President of Tower.

           As of December 31, 2000, Mr. Teitelbaum may be deemed the beneficial owner of 2,194,700 shares of GBT Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a stockholder of Tower.

           As of December 31, 2000, Mr. Stout may be deemed the beneficial owner of 2,216,000 shares of GBT Common Stock consisting of (i) 2,194,700 shares of Common Stock deemed to be beneficially owned by Bay Harbour as referred to above and (ii) 21,300 shares of Common Stock beneficially owned by Mr. Stout. Mr. Stout is a stockholder of Tower.

--------------------                                    --------------------
CUSIP No. 37934X100             13G                     Page 9 of 14 Pages
--------------------                                    --------------------


Item 4(b) Percent of Class:
          8.7% (8.4% owned by Bay Harbour, Tower, Mr. Stout and Mr Teitelbaum)

Item 4(c) Number of shares as to which reporting persons have:

Number of shares as to which Bay Harbour has:

          (i)   sole power to vote or direct the vote:  2,194,700
          (ii)  shared power to vote or to direct the vote:  0
          (iii) the sole power to dispose of or to direct the disposition of:
                2,194,700
          (iv)  shared power to dispose of or to direct the disposition of:  0

          Number of shares as to which Tower has:

          (i)   sole power to vote or direct the vote:  2,194,700
          (ii)  shared power to vote or to direct the vote:  0
          (iii) the sole power to dispose of or to direct the disposition of:
                2,194,700
          (iv)  shared power to dispose of or to direct the disposition of:  0

          Number of shares as to which Mr. Van Dyke has:

          (i)   sole power to vote or direct the vote:  100,400
          (ii)  shared power to vote or to direct the vote:  2,194,700
          (iii) the sole power to dispose of or to direct the disposition of:
                100,400
          (iv)  shared power to dispose of or to direct the disposition of:
                2,194,700

          Number of shares as to which Mr. Teitelbaum has:

          (i)   sole power to vote or direct the vote:  0
          (ii)  shared power to vote or to direct the vote:  2,194,700
          (iii) the sole power to dispose of or to direct the disposition of:  0
          (iv)  shared power to dispose of or to direct the disposition of:
                2,194,700

          Number of shares as to which Mr. Stout has:

          (i)   sole power to vote or direct the vote:  21,300
          (ii)  shared power to vote or to direct the vote:  2,194,700
          (iii) the sole power to dispose of or to direct the disposition of:
                21,300
          (iv)  shared power to dispose of or to direct the disposition of:
                2,194,700

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.
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--------------------                                    --------------------
CUSIP No. 37934X100             13G                     Page 10 of 14 Pages
--------------------                                    --------------------


Item 6.   Ownership of More than Five Percent on Behalf of another Person

          The limited Partners of the partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. No such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive, nor the power to direct the receipt of dividends from, or proceeds from the sale of, shares of GBT Common Stock reported in this
          Schedule 13G representing more than five percent of the outstanding GBT Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          See Item 3 hereof.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of the Group.

          Not Applicable.

Item 10.  Certification.

          By signing below each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------                                    --------------------
CUSIP No. 024490104             13G                     Page 11 of 14 Pages
--------------------                                    --------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2001               BAY HARBOUR MANAGEMENT, L.C.


                                    By: /s/ Steven A. Van Dyke
                                       ------------------------------
                                       Name:  Steven A. Van Dyke
                                       Title:  President

Date:  March 26, 2001               TOWER INVESTMENT GROUP, INC.


                                    By: /s/ Steven A. Van Dyke
                                       ------------------------------
                                       Name:  Steven A. Van Dyke
                                       Title:  President



Date:  March 26, 2001                   /s/ Steven A. Van Dyke
                                       ------------------------------
                                            Steven A. Van Dyke



Date:  March 26, 2001                   /s/ Douglas P. Teitelbaum
                                       ------------------------------
                                            Douglas P. Teitelbaum



Date:  March 26, 2001                   /s/ John D. Stout
                                       ------------------------------
                                            John D. Stout
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--------------------                                    --------------------
CUSIP No. 024490104             13G                     Page 12 of 12 Pages
--------------------                                    --------------------


                                 Exhibit Index


Exhibit I Joint Filing Agreement, dated March 26, 2001, by and among Bay Harbour Management, L.C., Tower Investment Group, Inc., Steven A. Van Dyke, Douglas P. Teitelbaum and John D. Stout.